Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hawthorn Bancshares, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑68366 and No. 333-136477) on Form S-8 of Hawthorn Bancshares, Inc. of our reports dated March 14, 2019, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Hawthorn Bancshares, Inc.

/s/ KPMG LLP

St. Louis, Missouri

March 14, 2019